Exhibit 99.1

VINCI PARTNERS IMPACT AND RETURN STRATEGY ANNOUNCES INVESTMENT IN VERDFRUT

Rio de Janeiro, November 11, 2021 -- Vinci Partners Investments Ltd. (NASDAQ: VINP) (“Vinci Partners”, “we”, “us” or “our”), the controlling company of a leading alternative investment platform in Brazil, announced today that “Vinci Impacto e Retorno IV”, or “VIR IV” (“the Fund”), the Impact family of funds managed by Vinci Partners’ Private Equity strategy, closed an acquisition equivalent to a 34.0% stake in Verdfrut (“the Company”), a Brazilian SME Fruits & Vegetables (F&V) retailer and B2B Distribution operation (DC).

VIR IV has a unique strategy in Brazil, with a dual mandate to generate favorable market returns as well as impact, through the acquisition of minority holdings in small-and-medium sized Brazilian enterprises, that exhibit growth potential and clear measurable environmental, social and governance, or ESG, goals. This transaction marks VIR IV’s fourth investment, resulting in 33.5% gross allocation of the Fund’s R$1 billion in total capital commitments.

Founded in 2002 in Vitoria de Santo Antao, Pernambuco, Verdfrut is a family-owned business with eighteen retail units within two states of the Northeast region of Brazil and a B2B DC operation. The Company started its activities in 1995, and by 2002 its founders opened the first F&V retail unit in Recife, the capital of Pernambuco. Over the last 19 years the business has been through significant expansion and currently has revenues of over R$200 million (US$38million1).

From VIR IV’s investment contribution, we expect to fund the opening of new units in the Northeast region, expand the Company’s DC structure and invest in IT. Additionally, VIR IV’s investment seeks to create a positive impact in the Northeast region on Brazil, such as the expansion of Verdfrut’s actions related to economic stability among its small producers supply chain, by improving its partnership conditions and actively working for their operations development.

José Pano, partner and head of the VIR strategy for Vinci Partners, said, “We are excited to collaborate with Verdfrut’s founders and management team, supporting them in the expansion of a company with a proven and successful business model and predictable growth. The F&V Brazilian market has a relevant size, high-buying frequency, and had shown resilience over the years. The sector is influenced by several growth drivers, such as healthier consumption habits and the expansion of convenience/neighborhood stores and delivery services. With VIR’s investment, we will work to enhance the Company’s Impact and ESG practices, promoting opportunities of decent work, first employment in the least developed region of the country, and developing regional small suppliers.”

About Vinci Partners Private Equity

Vinci Partners’ Private Equity strategy has a sector-agnostic approach focused on growth equity investments in Brazil. The main strategic focus is value creation by promoting revenue, productivity and profitability growth through significant operating and management changes in portfolio companies. The private equity strategy invests through two sub-strategies: Vinci Capital Partners, which focuses on control and co-control investments, and Vinci Impact and Return, that focuses on minority investments in small-to-medium enterprises with dual mandate of generating ESG impact as well as market returns.

1 Considering the exchange rate as of the signing date of the deal, of R$/US$ 5.2594

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, credit, infrastructure, hedge funds, and investment products and solutions, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Nick Lamplough / Kate Thompson / Katie Villany

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240.